

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2020

Annette Raynor
Chief Operating Officer and Director
Investview, Inc.
234 Industrial Way West, Ste. A202
Eatontown, New Jersey 07724

> **Re: Investview, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 17, 2020**
> **File No. 333-251432**

Dear Ms. Raynor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services